SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        AMERI-FIRST FINANCIAL GROUP, INC.
                                (NAME OF ISSUER)

                   COMMON STOCK, PAR VALUE $0.00001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   023612203
                                 (CUSIP NUMBER)

                               DAVID M. LOEV, ESQ.
                               VANDERKAM & SANDERS
                            440 LOUISIANA, SUITE 475
                              HOUSTON, TEXAS 77002
                                 (713) 547-8900
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY __, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

 IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
    SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]


          The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
             ("Act") or otherwise subject to the liabilities of that
                 section of the Act but shall be subject to all
                          other provisions of the Act.

|   1  | NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wilkerson Consulting, Inc.
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|   2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *           (a)[ ]
                                                                      (b)[ ]

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|   3  | SEC USE ONLY

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|   4  | SOURCE OF FUNDS*
         OO
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|   5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
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|   6  | CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada
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                    | 7 | SOLE VOTING POWER
NUMBER OF                  N/A
SHARES
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BENEFICIALLY        | 8 | SHARED VOTING POWER
OWNED BY EACH       C. Keith  Wilkerson,  II, Kristin Newton,  and Cara Adams
                    share voting power as trustees of the Wickliffe Trust over the 1,257,160 shares.
REPORTING
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PERSON WITH         | 9 | SOLE DISPOSITIVE POWER
                           N/A
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|10 |    SHARED DISPOSITIVE POWER
C. Keith Wilkerson, II, Kristin Newton, and Cara Adams share dispositive power as trustees of the Wickliffe Trust over the 1,257,160 shares.

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|  11  |         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  1,257,160
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|  12  | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES *                 N/A
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|  13  | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  54.0%
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|  14  | TYPE OF REPORTING PERSON *
                                  CO
--------------------------------------------------------------------------------

ITEM 1. Security and Issuer.

Schedule 13D relates to the Common Stock of Ameri-First Financial Group, Inc. The principal executive offices of Ameri-First Financial Group, Inc. are located at 6060 N. Central Expressway, Suite 560 #7, Dallas, Texas 75206.

ITEM 2. Identity and Background

(a)-(c) This Statement in Schedule 13D is being filed by Wilkerson Consulting, Inc. Wilkerson Consulting, Inc. is a Nevada corporation whose principal place of business is located at 6060 N. Central Expressway, Suite 560 #7, Dallas, Texas 75206. Wilkerson Consulting, Inc. is owned by the Wickliffe Trust, of which C. Keith Wilkerson II, Kristin Newton, and Cara Adams serve as trustees and whereby Charles and Katherine Wilkerson are the beneficiaries.

(d)-(e) During the last five years, Charles and Katherine Wilkerson: (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Charles and Katherine Wilkerson are residents of Dallas, Texas.

ITEM 3. Source of Amount of Funds or Other Compensation

Wilkerson Consulting, Inc. acquired 1,000,000 shares of Common Stock of Ameri-First Financial Group, Inc. from the Company in consideration for a note payable in the amount of $1,800,000 which had been received by Wilkerson Consulting, Inc. in settlement of amounts due Wilkerson Consulting, Inc. for management services with the hotels as well as amount due for a finders fee for the purchase of the hotels. Wilkerson Consulting, Inc. also acquired 257,160 shares of common stock of Ameri-First Financial Group, Inc. from Jeffrey Bruteyn, the Company's former Chief Executive Officer, as part of a settlement agreement.

ITEM 4. Purpose of Transaction

Wilkerson Consulting, Inc. acquired the securities of Ameri-First Financial Group, Inc. for investment purposes. Depending on general market and economic conditions affecting Ameri-First Financial Group, Inc. and other relevant factors, Wilkerson Consulting, Inc. may purchase additional securities of Ameri-First Financial Group, Inc. or dispose of some or all of securities form time to time in open market transactions, private transactions or otherwise.

Wilkerson Consulting, Inc.'s acquisition of shares of Ameri-First Financial Group, Inc. did not result in a material change in Ameri-First Financial Group, Inc.'s business or corporate structure, unless otherwise provided, or which relate to or would result in:

(a) the acquisition by any person of additional securities of Ameri-First Financial Group, Inc., or the disposition of securities of Ameri-First Financial Group, Inc.;

(b)  an  extraordinary  transaction,   such  as  a  merger,   reorganization  or
     liquidation, involving Ameri-First Financial Group, Inc.;

(c) a sale or transfer of material amount of assets of Ameri-First Financial Group, Inc.;

(d) the acquisition of shares of Wilkerson Consulting, Inc. resulted in a change in the board of directors and management of Ameri-First Financial Group, Inc., but did not include any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Ameri-First Financial Group, Inc.;

(f) any other material changes in Ameri-First Financial Group, Inc.'s business or corporate structure;

(g)  changes  in  Ameri-First   Financial  Group,  Inc.'s  charter,   bylaws  or
     instruments corresponding thereto or other actions which may impede the acquisition of control of Ameri-First Financial Group, Inc. by any person;

(h) causing a class of securities of Ameri-First Financial Group, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


(i) a class of equity securities of Ameri-First Financial Group, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

(a) Wilkerson Consulting, Inc. is owned by the Wickliffe Trust, of which C. Keith Wilkerson II, Kristin Newton, and Cara Adams serve as trustees and of which Charles and Katherine Wilkerson are the beneficiaries of the 1,257,160 shares of Common Stock, $0.00001 par value, of Ameri-First Financial Group, Inc. The shares of Common Stock beneficially owned by Charles and Katherine Wilkerson constitute approximately 54% of the total number of shares of Common Stock of Ameri-First Financial Group, Inc., based upon 2,327,262 shares of Common Stock outstanding as of November 4, 2002 (as reported in the Quarterly Report on Form 10-KSB/A filed on November 4, 2002).

(b) C. Keith Wilkerson II, Kristin Newton, and Cara Adams as co-trustees of the Wickliffe Trust have joint power to vote or to direct the vote, and joint power to dispose or to direct the disposition of, the shares beneficially owned by Charles and Katherine Wilkerson.


(c) Charles and Katherine Wilkerson have not, during the past sixty (60) days (or since the most recent filing of an SEC Schedule 13D), been involved in any transaction concerning Ameri-First Financial Group, Inc.'s Common Stock.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Charles and Katherine Wilkerson.


(e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

  None

ITEM 7. Material to be Filed as Exhibits.

  None.


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2002                     By: /s/ Charles Wilkerson
                                               ------------------------------
                                               Beneficiary of Wickliffe Trust